Exhibit 99.1

Zepp Health Corp. Reports First Quarter 2021 Unaudited Financial Results

BEIJING, May 13, 2021 /PRNewswire/ -- Zepp Health Corp. (NYSE: ZEPP) today reported revenue of RMB1.1 billion (US$175.1 million); GAAP diluted net loss per share of RMB0.16 (US$0.02); and GAAP diluted net loss per ADS of RMB0.64 (US$0.10) for the first quarter ended March 31, 2021. Each ADS represents four (4) Class A ordinary shares.

“We reached the high end of our guidance range, leveraging the growing revenue from sale of our self-branded Amazfit and Zepp products, which grew 84% year-over-year in the first quarter, despite the continuing pandemic prevailing in many of our key markets,” said Wang Huang, Chairman and CEO of Zepp Health. “First quarter results included normal seasonality, and anticipation of the Xiaomi Band 6, which will benefit the second quarter. With the sales records of our self-branded products in the first quarter, and many exciting product enhancements yet to come, we are well positioned and optimistic about the upcoming quarters this year.”

Added Chief Financial Officer, Leon Deng, “Our strong guidance for the second quarter reflects our expectation of continued strength of our Amazfit and Zepp brands, as well as new Xiaomi shipments. While we continue to manage expenses, the ongoing pandemic has brought challenges to our expense coverage, and we keep investing in the growth of our business. We expect to return to GAAP profitability in Q2 this year.”

First Quarter 2021 Financial Summary
	For the Three Months Ended
GAAP in millions, except for percentages and per share/ADS amounts	Mar. 31, 2021	Mar. 31, 2020[1]
Revenue RMB	1,147.3	1,088.5
Revenue USD	175.1	153.7
Gross Margin	22.5%	22.5%
Net income/(loss) attributable to Zepp Health Corp. RMB	(40.4)	19.2
Adjusted net income/(loss) attributable to Zepp Health Corp. RMB[2]	(29.0)	25.5

Diluted net income/(loss) per share RMB	(0.16)	0.07
Diluted net income/(loss) per ADS USD	(0.10)	0.04
Adjusted diluted net income/(loss) per share RMB[3]	(0.12)	0.10
Adjusted diluted net income/(loss) per ADS USD	(0.07)	0.06
Units Shipped	6.3	7.6

1 The USD numbers in 2020 are referenced with the prior 6-K disclosures.

2 Adjusted net income/(loss) attributable to Zepp Health Corp. is a non-GAAP measure, which excludes share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3 Adjusted diluted net income/(loss) is the abbreviation of Adjusted net income/(loss) attributable to Zepp Health Corp., which is a non-GAAP measure and excludes share-based compensation expenses attributable to Zepp Health Corp., and is used as the numerator in computation of adjusted basic and diluted net income/(loss) per ADS attributable to Zepp Health Corp..

First Quarter 2021 Financial Results

Revenue

Total units shipped in the first quarter 2021 decreased by 17.1% year-over-year to 6.3 million, compared with 7.6 million in the first quarter of 2020. This was driven by a 34.3% decrease in units of products built for Xiaomi, partially offset by a 111.1% increase in unit shipments of Amazfit and Zepp branded products.

Revenues for the first quarter of 2021 reached RMB1.1 billion (US$175.1 million), an increase of 5.4% from the first quarter of 2020. In the first quarter of 2021, revenue from Xiaomi products decreased by 39.9% and revenue from self-branded products increased by 84.4%, each compared with the same period in 2020, primarily driven by the company’s popular premium GT series, the basic Bip and Pop models, and the rugged T-Rex. Both sequential and year-over-year quarterly revenue changes can be affected by the seasonality of purchase patterns as well as by timing of new product introductions.

Impact of COVID-19 on Our Business

The impacts of COVID-19 continued in the first quarter 2021, including some production delays that affected inventory availability for some new products. In key European, Indian and South American markets for Zepp Health products, continued battles with infection rates and lockdowns dampened the company’s first quarter 2021 sales. The company’s costs and profitability were affected in the first quarter by the termination of subsidies to enterprises that were affected by the pandemic granted by the Chinese government, as well as exemptions for social insurance contributions, which were in effect in 2020.

Gross Margin

Gross margin in the first quarter of 2021 was 22.5%, consistent in the same period in 2020. Gross margin in the first quarter of 2021 was affected by model run-outs and product mix. Gross margin and gross profit were affected by product mix as different products had different margin contributions, and these could change over the life of a product.

Research & Development

Research and development expense in the first quarter of 2021 was RMB152.3 million, increasing 28.7% year-over year, and comprising 13.3% of revenue versus 10.9% in the year-ago period. The growth was mainly attributed to higher salary and wages costs mainly driven by more headcounts, offsetting by the better resource consumption management during testing process. We have implemented expense control in R&D activities since second half-year of 2020, and we have seen positive results in 2021.

Sales & Marketing

Sales and Marketing expense for the first quarter of 2021 was RMB90.8 million, increasing 65.5% year-over-year, and comprising 7.9% of revenue, compared to 5.0% of revenue in the same period in 2020. Higher sales and marketing expense in 2021 was driven by increased advertisement promotion expenses and sales and marketing headcounts. S&M expense decreased sequentially by RMB26.1 million from the fourth quarter 2020.

General & Administrative

General and Administrative expense was RMB65.3 million in the first quarter 2021, increasing 28.3% year-over-year, and comprising 5.7% of revenue, compared to 4.7% in the same period in 2020, mainly attributed to higher salary and wages costs and higher depreciation and rental fee due to office expansion. We have also implemented expense control in G&A activities since the second half-year of 2020, and we have seen positive results in 2021.

Operating Income/(Loss) and Expenses

Total Operating Expense for the first quarter 2021 was RMB308.4 million, which increased by 37.6% from the same period in 2020, comprising 26.9% of revenue in the first quarter 2021, compared to 20.6% in the first quarter 2020. Higher expenses reflect investments in new product development and global market expansion.

Total operating expense declined sequentially in each of the last two quarters from the third quarter 2020 as the company had instituted new expense control efforts. The company will continue to exercise control on expenses in the future, to improve operating efficiency as a whole.

Operating Loss for the first quarter 2021 was RMB50.2 million, which decreased by RMB70.7 million from operating income RMB20.5 million for the same period in 2020.

Liquidity and Capital Resources

On March 31, 2021, the Company had cash and cash equivalents of RMB1,090.5 million (US$166.4 million), compared with RMB2,273.3 million as of December 31, 2020. In the first quarter 2021, the company used RMB863.7 million to invest in Jiangsu Yitong High-Tech Co., Ltd..

Outlook

For the second quarter of 2021, the management of the Company currently expects:

-      Net revenues to be between RMB1.7 billion and RMB1.8 billion, compared with RMB1.14 billion in the second quarter of 2020.

The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will hold a conference call at 8:00 a.m. Eastern Time on Thursday, May 13, 2021 (8:00 p.m. Beijing Time on May 13, 2021) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for "Zepp Health Corp.".

Additionally, a live and archived webcast of the conference call will be available at https://ir.zepp.com/investor.

A telephone replay will be available one hour after the call until May 20, 2021 by dialing:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	10156106

About Zepp Health Corporation (NYSE: ZEPP)

Zepp Health changed its name from Huami Corp. (HMI) on February 25, 2021 to emphasize its health focus with a name that resonates across languages and cultures globally. The company’s mission continues to be connecting health with technology. Since its inception in 2013, Zepp Health has developed a platform of proprietary technology including AI chips, biometric sensors, and data algorithms, which drive a broadening line of smart health devices for consumers, and data analytics services for population health. Zepp Health is one of the largest global developers of smart wearable health and consumer fitness devices, shipping 46 million units in 2020. Zepp Health Corp. is based in Hefei, China, with U.S. operations, Zepp Health USA, based in Cupertino, Calif..

Use of Non-GAAP Measures

We use adjusted net income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income represents net income excluding share-based compensation expenses, and such adjustment has no impact on income tax. Adjusted net income attributable to Zepp Health Corp. is a non-GAAP measure, which excludes share-based compensation expenses attributable to Zepp Health Corp., and is used as the numerator in computation of adjusted net income per share and per ADS attributable to Zepp Health Corp..

We believe that adjusted net income and adjusted net income attributable to Zepp Health Corp. help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income and net income attributable to Zepp Health Corp.. We believe that adjusted net income and adjusted net income attributable to Zepp Health Corp. provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income and adjusted net income attributable to Zepp Health Corp., should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per share and per ADS attributable to Zepp Health Corp. or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income and adjusted net income attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.5518 to US$1.00, the effective noon buying rate for March 31, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2021, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company's self-branded products; the Company's growth strategies; trends and competition in global wearable technology market; changes in the Company's revenues and certain cost or expense accounting policies; governmental policies relating to the Company's industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company's filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zepp Health Corp.

Grace Yujia Zhang

E-mail: ir@zepp.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: zepp@tpg-ir.com

In the United States:

Zepp Health Corp.

Brad Samson

Tel: 1+714-955-3951

E-mail: brad.samson@zepp-usa.com

Zepp Health Corp.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")
except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	2,273,349	1,090,523	166,446
Restricted cash	2,401	2,306	352
Term deposit	5,000	5,000	763
Accounts receivable	298,038	333,191	50,855
Amounts due from related parties, current	860,213	382,016	58,307
Inventories	1,217,537	1,452,143	221,640
Short-term investments	18,430	18,736	2,860
Prepaid expenses and other current assets	152,898	216,970	33,116
Total current assets	4,827,866	3,500,885	534,339
Property, plant and equipment, net	124,619	150,896	23,031
Intangible asset, net	145,213	141,204	21,552
Goodwill	62,515	62,772	9,581
Long-term investments	443,986	1,492,791	227,844
Deferred tax assets	120,190	129,639	19,787
Other non-current assets	28,165	19,767	3,017
Non-current operating lease right-of-use assets	151,165	140,100	21,383
Total assets	5,903,719	5,638,054	860,534

Zepp Health Corp.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")
except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB	US$
Liabilities
Current liabilities:
Accounts payable	1,951,335	1,339,017	204,374
Advance from customers	42,502	27,782	4,240
Amount due to related parties, current	11,185	5,075	775
Accrued expenses and other current liabilities	252,275	307,774	46,975
Income tax payables	27,706	15,304	2,336
Short-term bank borrowings	504,671	680,376	103,846
Total current liabilities	2,789,674	2,375,328	362,546
Deferred tax liabilities	22,374	22,103	3,374
Long-term borrowing	60,000	201,570	30,766
Other non-current liabilities	185,168	214,577	32,751
Non-current operating lease liabilities	116,245	105,471	16,098
Total liabilities	3,173,461	2,919,049	445,535

Zepp Health Corp.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")
except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB	US$
Equity
Ordinary shares	157	158	24
Additional paid-in capital	1,552,109	1,573,194	240,116
Accumulated retained earnings	1,133,368	1,092,940	166,815
Accumulated other comprehensive income	44,624	48,417	7,388
Total Zepp Health Corp. shareholders' equity	2,730,258	2,714,709	414,343
Noncontrolling interests	-	4,296	656
Total equity	2,730,258	2,719,005	414,999
Total liabilities and equity	5,903,719	5,638,054	860,534

Zepp Health Corp.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB	US$
Revenues	1,088,461	1,147,263	175,107
Cost of revenues	843,901	889,058	135,697
Gross profit	244,560	258,205	39,410
Operating expenses:
Selling and marketing	54,843	90,787	13,857
General and administrative	50,883	65,285	9,964
Research and development	118,336	152,330	23,250
Total operating expenses	224,062	308,402	47,071
Operating income/(loss)	20,498	(50,197)	(7,661)
Other income and expenses:
Interest income	7,671	5,728	874
Interest expense	(724)	(6,648)	(1,015)
Other income (expenses), net	(8,431)	2,501	382
Gain from fair value change of long-term investment	1,293	-	-
Income/(loss) before income tax and income/(loss) from equity method investment	20,307	(48,616)	(7,420)
Income tax (expenses)/benefits	(2,033)	7,598	1,160
Income/(loss) before loss from equity method investments	18,274	(41,018)	(6,260)
Net (loss)/income from equity method investments	(332)	457	70
Net income/(loss)	17,942	(40,561)	(6,190)
Less: Net loss attributable to noncontrolling interest	(1,226)	(134)	(20)
Net income/(loss) attributable to Zepp Health Corp.	19,168	(40,427)	(6,170)
Net income/(loss) per share attributable to Zepp Health Corp.
Basic income/(loss) per ordinary share	0.08	(0.16)	(0.02)
Diluted income/(loss) per ordinary share	0.07	(0.16)	(0.02)

Net income/(loss) per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	0.31	(0.64)	(0.10)
ADS – diluted	0.30	(0.64)	(0.10)

Weighted average number of shares used in computing net income/(loss) per share	247,657,168	250,794,275	250,794,275
Ordinary share – basic
Ordinary share – diluted	259,574,866	250,794,275	250,794,275

Zepp Health Corp.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB	US$
Net income/(loss) attributable to Zepp Health Corp.	19,168	(40,427)	(6,170)
Share-based compensation expenses	6,378	11,378	1,736
Adjusted net income/(loss) attributable to Zepp Health Corp.[2]	25,546	(29,049)	(4,434)

Adjusted net income/(loss) per share attributable to Zepp Health Corp.
Adjusted basic income/(loss) per ordinary share	0.10	(0.12)	(0.02)
Adjusted diluted income/(loss) per ordinary share	0.10	(0.12)	(0.02)

Adjusted net income/(loss) per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	0.41	(0.46)	(0.07)
ADS – diluted	0.39	(0.46)	(0.07)

Weighted average number of shares used in computing adjusted net income/(loss) per share
Ordinary share – basic	247,657,168	250,794,275	250,794,275
Ordinary share – diluted	259,574,866	250,794,275	250,794,275

Share-based compensation expenses included are follows:
Cost of revenues	7	-	-
Selling and marketing	632	160	24
General and administrative	4,097	8,218	1,254
Research and development	1,642	3,000	458
Total	6,378	11,378	1,736